On September 5, 2014, Cutrale-Safra issued a press release. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit 99.1

GLASS LEWIS AND EGAN-JONES ALSO RECOMMEND ADJOURNMENT OF SPECIAL
MEETING OF CHIQUITA SHAREHOLDERS ON SEPTEMBER 17th

Question Valuation Process of Chiquita Board With Respect To Fyffes Transaction

NEW YORK, NEW YORK – September 5, 2014 - Cutrale-Safra stated that in addition to ISS, the two other leading proxy advisory firms, Glass Lewis & Co., LLC and Egan-Jones, have also recommended to their subscribers to not vote for the Fyffes transaction and to vote to adjourn to Special Meeting of Chiquita Shareholders on September 17th.

In making their recommendations:

●	Glass Lewis, among other things, stated: “We believe reasonable observation of the extant circumstances suggests few investors share the board’s optimistic view on the value of the Fyffes combination…

“From this position, however, the Chiquita board elects to employ methodologies, which, in our opinion, inappropriately cloud the appeal of engaging with Cutrale/Safra...

“We believe the board has failed to credibly establish that the Fyffes merger of equals deal is so clearly compelling -- or, perhaps more significantly, that the Cutrale/Safra take out offer is so clearly inferior -- that shareholders should effectively forego extensive exploration of any potentially superior alternatives. To the contrary, following an extensive review of the available arguments, we find the board relies quite heavily on estimated NewCo values unsupported by market trends, questionable methodologies intended to undermine the perceived value of the Cutrale/Safra bid and an adamant commitment to press its own deal forward despite potential greater options are available to Chiquita”.

●	Egan-Jones, in its conclusion that shareholders not support the Fyffes transaction and vote to adjourn the Special Meeting, cited the following factors:

o	the terms of the proposed business combination with Fyffes with its all-stock consideration,

o	uncertain value due to reliance upon projections of future performance of the combined companies,

o	integration risk, and

o	only very recently increased estimates of cost savings from synergies.

Chiquita Shareholders: The Proxy to Vote is Gold. The Chiquita board needs to stop supporting a transaction that provides inferior value to Chiquita shareholders and enter into discussions with Cutrale-Safra. The Cutrale-Safra Negotiation Proposal provides Chiquita shareholders a risk free option with unquestionably superior value.

Cavendish Global Limited and Cavendish Acquisition Corporation, which are jointly owned by an affiliate of the Cutrale Group, Burlingtown UK LTD (“Burlingtown”), and an affiliate of the Safra Group, Erichton Investments Ltd. (“Erichton” and, together with Burlingtown and Cavendish, “Cutrale-Safra”), their respective directors, executive officers and certain employees, and Burlingtown and Erichton, may be deemed, under rules of the Securities and Exchange Commission (“SEC”), to be participants in the solicitation of proxies from Chiquita shareholders in connection with Chiquita’s Special Meeting of Shareholders. Information about the interests in Chiquita of Cutrale-Safra and their respective directors, executive officers and employees are set forth in a definitive proxy statement that was filed with the SEC on August 28, 2014, as it may be amended from time to time (the “Cutrale-Safra Proxy”).

Investors are urged to read the Cutrale-Safra Proxy which is available now, and any other relevant documents filed with the SEC when they become available, because they contain (or will contain) important information. The Cutrale-Safra Proxy, and any other documents filed by Cutrale-Safra with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. The Cutrale-Safra Proxy and such other documents may also be obtained free of charge by contacting Innisfree at: (212) 750-5833 or 501 Madison Avenue, 20th Floor, New York, New York 10022.

Media Contact:

Stef Goodsell/Madisen Obiedo

Kekst and Company

(212) 521-4878/4866

Stef-Goodsell@kekst.com/Madisen-Obiedo@kekst.com

Investor Contact:

Scott Winter / Arthur Crozier

Innisfree M&A Incorporated

(212) 750-5833

About Cutrale Group

The Cutrale Group refers to the global agribusiness operations owned by the Cutrale family.  Entities within the Cutrale Group collectively make up one of the world’s most highly regarded agribusiness and juice companies in the world and one of the world’s leading orange juice processors for frozen concentrated orange juice and not-from-concentrate fresh juices.  The entities within the Cutrale Group together account for over one-third of the $5 billion orange juice market. The global business operations of the entities within the Cutrale Group include oranges, apples, peaches, lemons and soybeans. The operations of the Cutrale Group entities have a vast network and knowhow of farms, processing, technology, sourcing, distribution, logistics, and marketing of juices and fruits.

About Safra Group

The Safra Group refers to an international network of companies, businesses and operations controlled by Joseph Safra. The entities comprising the Safra Group conglomerate collectively have assets under management of over $200 billion and aggregate stockholder equity of approximately $15.3 billion, operate banks and invest in other businesses across North and South America, Europe, the Middle East and Asia. Throughout these markets, entities within the Safra Group have deep, long-term relationships with major market participants, enabling the Safra Group to greatly enhance the value of the competitive position of the businesses in which any of the entities within the Safra Group invests.